United States securities and exchange commission logo





                            September 8, 2021

       Anthony Cappell
       Chief Executive Officer
       Chicago Atlantic Real Estate Finance, Inc.
       420 North Wabash Avenue, Suite 500
       Chicago, IL 60611

                                                        Re: Chicago Atlantic
Real Estate Finance, Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted August
10, 2021
                                                            CIK No. 0001867949

       Dear Mr. Cappell:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-11 filed August 10, 2021

       General

   1. We note that you intend to operate in a manner that will allow you to qualify as a real estate investment
trust. We note your disclosure on page 67 that you expect that at least
                                                        75% of your net
proceeds will be used to fund loans related to unfunded commitments and to originate and
participate in loans and investments consistent with your investment strategy, but it does
not appear that you have sufficiently identified any such assets to acquire with a
significant portion of the net proceeds of the offering. As a result, your offering may constitute
a "blind pool" offering. Please revise your disclosure to identify this offering as a
blind pool and include the disclosure required by Industry Guide 5, as applicable, or provide
us with a detailed legal analysis explaining why you do not believe
 Anthony Cappell
FirstName LastNameAnthony      CappellInc.
Chicago Atlantic Real Estate Finance,
Comapany 8,
September NameChicago
             2021        Atlantic Real Estate Finance, Inc.
September
Page 2    8, 2021 Page 2
FirstName LastName
         Guide 5 is applicable to your offering. Please also refer to Securities Act Release 33-6900
         (June 17, 1991) and CF Disclosure Guidance: Topic No. 6 for additional guidance.
2. Please revise the filing to define the term "TYM IRR" and to explain why you believe the measure is meaningful to investors.
3. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

                the specific exemption that you and each of your subsidiaries intend to rely on; and
                how your and each of your subsidiaries    investment strategy
and business model will
              support that exemption.

         Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.
Prospectus Summary
Overview, page 1

4. We note your disclosure on page 78 that, in addition to originating loans, you may acquire loans. Additionally, we note your disclosure on page 33 that your borrowers may incur debt obligations that are senior to your position. Please revise your disclosure to discuss these aspects of your business. In this respect, please discuss in greater detail your policy and practices regarding the "co-investments" that you have made with affiliates and the criteria and other considerations made when entering into a co-investment arrangement.
Our Initial Portfolio, page 5

5. We note your disclosure on page 76 indicates that while a majority of your loans accrue at a fixed rate, there is a portion that do so at a floating rate. Please revise your tabular portfolio presentation to identify this information.
6. We note your disclosure in footnote (9) that the borrower for Loan #11 made a full prepayment in July 2021 and your discussion of prepayment risk on page
86. Please
         disclose whether the prepayment penalty and additional fees paid were in line with your projected yield on the loan or advise.
Our Loan Origination Pipeline, page 7

7. We note your disclosure that you "had executed non-binding term sheets with prospective borrowers with respect to five additional potential loans." It appears that you have entered into a commitment with the third entity based on your disclosure following the table.
         Please update your disclosure as appropriate to clarify that this is an outstanding loan and not a loan in your pipeline or advise.
 Anthony Cappell
FirstName LastNameAnthony      CappellInc.
Chicago Atlantic Real Estate Finance,
Comapany 8,
September NameChicago
             2021        Atlantic Real Estate Finance, Inc.
September
Page 3    8, 2021 Page 3
FirstName LastName
Our Management Agreement, page 8

8. We note that you intend to reimburse your manager for salaries paid to your executive officers. In future filings that require disclosure pursuant to Item 404 of Regulation S-K, please also break out the amounts paid within the expense reimbursement fees to specify any amounts reimbursed for salaries or benefits of a named executive officer.
Use of Proceeds, page 67

9. Please revise to clarify how you considered the requirements of Item 504 of Regulation S-
         K in preparing this registration statement. Discuss the priority of the loans expected to be funded through the proceeds of the offering and what your plans are for funding them should the offering proceeds prove insufficient to do so.
Overview, page 74

10. We note that your manager and its affiliates will originate loans between $5 million and
         $200 million and that you intend to hold up to $30 million of the loans. Please revise to clarify what form your interest in these loans will take. For instance, are your interests in the loan participations or do you own the whole loan? Consider the need to revise throughout the registration statement to clarify your relationship with your manager and affiliates based on your response to this comment.
11. We note that, generally, the loans you hold will have terms of one to five years and will amortize when terms exceed three years. Please revise to specifically state, if true, that loans with terms of one to two years are interest only loans.
Loan Portfolio, page 81

12. Please tell us how you considered the requirements of SAB 1I in preparing this registration statement. In your response, please address each loan in your portfolio at June
         30, 2021, the loans you funded in the subsequent period and each loan that you intend to fund in the immediate future, including those loans you will fund with the proceeds of the offering, that meet the threshold(s) set forth in the SAB.
Contractual Obligations and Other Commitments, page 84

13. Please revise to clarify how you intend to meet your obligations and commitments should the offering not provide sufficient liquidity. See our comment on the Use of Proceeds section and consider your intent to also fund loans using the proceeds of the offering in your revisions to this comment.
Our Manager, page 91

14. Please balance your disclosure regarding management's experience with a discussion of any adverse business developments.
 Anthony Cappell
Chicago Atlantic Real Estate Finance, Inc.
September 8, 2021
Page 4
Collateral Overview, page 100

15. Please revise note 2 to the table to provide an expanded discussion of why the Total Loan
         Principal and Implied Real Estate Collateral for REIT columns provide meaningful information for your investors.
16. We note that you have highlighted the implied value of additional collateral as well as total collateral for your portfolio in addition to the value of the real estate collateral and coverage. Please expand your disclosure regarding the additional collateral amounts to further identify and quantify the other assets. Please also discuss in more detail how such assets may be collected and liquidated in the event of a default. To the extent that a material portion of the additional collateral includes cannabis inventory, please expand your risk factor disclosure to specifically address the risks associated with the collateralization and transferability of cannabis, both to your business and to an investment in your securities, in the event of default. In this respect, your risk factor on page 40 does not appear to sufficiently highlight the risks associated with the collateralization and transferability of cannabis inventory as opposed to other cannabis-
         related assets, such as licenses and equipment.
Illustrative Description of Borrowers, page 101

17. We note your risk factor disclosure on page 25 that you "primarily provide loans to established companies . . . ." Please revise your initial portfolio disclosure regarding your
         borrowers to describe in more detail their operating history and further clarify what you mean by "established" companies.
Principal Stockholders, page 124

18. Please identify the natural person(s) with voting or investment power over the shares owned by the entities included in your beneficial ownership table. Report of Independent Registered Public Accounting Firm, page F-2
FirstName LastNameAnthony Cappell
19. Please have your auditors amend their audit report to indicate that their audit was
Comapany    NameChicago
       conducted           Atlantic
                  in accordance     Real
                                 with theEstate Finance,
                                          standards of theInc.
                                                           PCAOB, rather than
only
       the auditing
September           standards.
            8, 2021 Page 4     Refer to the guidance in paragraph .09 of AS
3101.
FirstName LastName
 Anthony Cappell
FirstName LastNameAnthony      CappellInc.
Chicago Atlantic Real Estate Finance,
Comapany 8,
September NameChicago
             2021        Atlantic Real Estate Finance, Inc.
September
Page 5    8, 2021 Page 5
FirstName LastName
       You may contact Paul Cline at (202) 551-3851 or Shannon Menjivar at
(202) 551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction